Att 3/16/2004

SEC 04002068 MISSION
Washington, D.C. 20549

CW 3/8

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RECD S.E.C. FEB 27 2004 516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **New York** (State) **10017** (Zip Code)

FEB 2 ? 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Att 3.18.04

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2003

(In thousands, except share amounts)

Assets		
Cash and cash equivalents	$	145,384
Cash restricted or segregated under federal and other regulations		4,314
Securities owned, at fair value		22,727
Receivables from brokers, dealers and other, net		24,326
Due from Parent and affiliates		233,522
Investments in limited partnerships		19,529
Deferred taxes		6,905
Other assets		2,647
Total assets	$	459,354
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	45,957
Payables to brokers, dealers and other		3,554
Software royalties payable		3,475
Securities sold, not yet purchased, at fair value		430
Due to affiliates		8,362
Income taxes payable		4,988
Total liabilities		66,766
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01; shares authorized, issued and outstanding: 10,000		—
Additional paid-in capital		119,914
Retained earnings		272,674
Total stockholder's equity		392,588
Total liabilities and stockholder's equity	$	459,354

See accompanying notes to Consolidated Financial Statements.